P.E. 2/1/02

6-30908

02012836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2002

METRO INTERNATIONAL SA

(Translation of registrant's name into English)

75, Route de Longwy
LU-8080 Bertrange
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

METRO IS MOST READ FREE NEWSPAPER IN BARCELONA

Metro International S.A. ("Metro"), the international newspaper group, today announced that its Barcelona edition had 354,000 daily readers in November 2001, according to the local official readership survey. On this basis, 'Metro Directe' is the most read free newspaper in Barcelona only eight months after it's launch. 'Metro Directe's' only free daily newspaper rival, which was launched in 2000, was reported by the same source to have only 257,000 readers in Barcelona.

The readership survey is carried out three times a year by Estudios General de Medios (EGM) amongst a national sample group.

190,000 copies of 'Metro Directe' are distributed by hand each morning in Barcelona and its suburbs. The City's metropolitan area is home to over 5 million people, or 10% of Spain's population, and has a newspaper advertising market worth US$ 338 million in the first eleven months of 2001. 'Metro Directe' publishes articles in both the Spanish and Catalan languages, reflecting the strong cultural identity of the region. Catalonia is an industrial heartland of Spain and attracts 20% of Spain's national annual media spend.

With the launch of 'Metro Directo' in Madrid in August 2001, Metro became the largest newspaper in Spain with a daily circulation of 440,000 copies. As a result, Metro now has access to national print advertising spend in Spain, which was reported to be US$ 1.9 billion in the first eleven months of 2001.

Pelle Törnberg, President & CEO of Metro International, commented: "This survey clearly demonstrates the strong market position that we have been able to establish in Barcelona in less than a year, and the fact that we are well ahead of our only free newspaper competitor. The traditional Spanish subscription newspapers are currently struggling with an ageing, male-dominated readership and we have demonstrated that we can deliver a new and younger audience to advertisers".

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Törnberg, President & CEO tel: +44 (0) 20 7408 0230
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 21 editions in 15 countries in 13 languages: Stockholm (Metro), Prague (Metro), Gothenburg (Metro), Hungary (Metro), the Netherlands (Metro), Helsinki (Metro), Malmö (Metro), Santiago (Publimetro), Philadelphia (Metro), Zurich (Metropol), Toronto (Metro Today), Rome (Metro), Buenos Aires (Publimetro), Milan (Metro), Warsaw (Metropol), Athens (Metrorama), Montreal (Metro), Barcelona (Metro Directe), Boston (Metro), Madrid (Metro Directo) and Copenhagen (MetroXpress).

Metro International S.A. 'A' and 'B' shares are listed on the NASDAQ National Market and on the Stockholmsbörsen O-List under the symbols MTROA and MTROB.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

METRO INTERNATIONAL S.A.

By: [signature]
Name: Anders Fällman
Title: Vice President

Date: February 1, 2002